EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "
Company
" or "
Mogo
")
2100 – 401 West Georgia Street
Vancouver, British Columbia
V6B 5A1

Item 2. Date of Material Change

February 28, 2020

Item 3. News Release

A news release was disseminated on February 28, 2020 via Canada Newswire.

Item 4. Summary of Material Change

The Company has announced a three-year lending partnership with goeasy Ltd. (TSX:GSY) (“goeasy”), as well as the sale of the majority of its MogoLiquid loan portfolio (“MogoLiquid Portfolio”) to goeasy, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners.

The lending partnership builds on a successful pilot program with goeasy, which commenced in October 2019. Through Mogo’s digital platform, consumers can quickly download the Mogo app, get a no-obligation pre-approval (for up to $35,000 with terms of up to 5 years), customize their loan, and complete the loan agreement all in minutes. Once approved, certain Mogo members will have their loan funded by goeasy’s operating division, easyfinancial, a leading provider of unsecured and secured non-prime consumer loans. Loan customers will continue to manage their loan through the Mogo app. Mogo will receive compensation from easyfinancial for any loans funded by easyfinancial, while easyfinancial will have ownership of these loans. The partnership allows Mogo to generate additional fee-based subscription & services revenue.

In addition to the lending partnership, the companies announced that goeasy has acquired the MogoLiquid Portfolio for total gross consideration of $31.9 million. Mogo will also be eligible for an additional performance-based payment of up to $1.5 million over the term of the agreement upon achieving certain agreed-upon annual origination amounts under the lending partnership.

The proceeds of the sale will be used to repay one of Mogo’s credit facilities which has an outstanding balance of approximately $28.7 million with the remaining proceeds used to further strengthen Mogo’s balance sheet and support its growth initiatives.

Mogo has also agreed to issue 306,842 common shares (the "Prepayment Shares") to the lender as part of a prepayment cost payable under the credit agreement. The Prepayment Shares are being issued at a price of $3.259 per Prepayment Share, being the five-day volume-weighted average trading price of Mogo's common shares as of the close of trading on February 27, 2020.

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Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company has announced a three-year lending partnership with goeasy, as well as the sale of the majority of its MogoLiquid Portfolio to goeasy, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners.

The lending partnership builds on a successful pilot program with goeasy, which commenced in October 2019. Through Mogo’s digital platform, consumers can quickly download the Mogo app, get a no-obligation pre-approval (for up to $35,000 with terms of up to 5 years), customize their loan, and complete the loan agreement all in minutes. Once approved, certain Mogo members will have their loan funded by goeasy’s operating division, easyfinancial, a leading provider of unsecured and secured non-prime consumer loans. Loan customers will continue to manage their loan through the Mogo app. Mogo will receive compensation from easyfinancial for any loans funded by easyfinancial, while easyfinancial will have ownership of these loans. The partnership allows Mogo to generate additional fee-based subscription & services revenue.

In addition to the lending partnership, the companies announced that goeasy has acquired the MogoLiquid Portfolio for total gross consideration of $31.9 million. Mogo will also be eligible for an additional performance-based payment of up to $1.5 million over the term of the agreement upon achieving certain agreed-upon annual origination amounts under the lending partnership.

The proceeds of the sale will be used to repay one of Mogo’s credit facilities which has an outstanding balance of approximately $28.7 million with the remaining proceeds used to further strengthen Mogo’s balance sheet and support its growth initiatives.

For the three-month period ended September 30, 2019, the MogoLiquid Portfolio generated approximately $3.0 million in total revenue, including amounts for loan protection that are recognized in subscription and services revenue. For the same period, after accounting for expenses related to the loan portfolio including funding interest expense, the liquid portfolio was approximately breakeven on a net income basis.

Mogo will continue to offer its MogoMini loan products under the MogoMoney brand and is in active discussions to bring on a prime lender to its digital lending platform.

With more than 400 locations across Canada, goeasy offers a full suite of unsecured and secured personal lending products through its consumer lending division, easyfinancial, to the 9.4 million Canadians with non-prime credit. The company has originated more than $3.9 billion in loans and has a consumer loan portfolio of more than $1.1 billion.

Mogo has also agreed to issue 306,842 common shares (the "Prepayment Shares") to the lender as part of a prepayment cost payable under the credit agreement. The Prepayment Shares are being issued at a price of $3.259 per Prepayment Share, being the five-day volume-weighted average trading price of Mogo's common shares as of the close of trading on February 27, 2020. The Prepayment Shares are being qualified by a prospectus supplement (the "Supplement") to Mogo's short form base shelf prospectus (the "Shelf Prospectus") dated December 5, 2019 and corresponding registration statement on Form F-10 (the "Registration Statement"), which is being filed today with the applicable securities regulatory authorities in Canada and the SEC as part of the Registration Statement under the US-Canada Multijurisdictional Disclosure System. Copies of the Supplement and the Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement are available on EDGAR at www.sec.gov.

5.2 Disclosure for Restructuring Transactions

Not applicable.

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Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

March 9, 2020.

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